Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Warner Chilcott plc of our report dated August 31, 2009, related to the combined financial statements of Procter & Gamble Pharmaceuticals as of June 30, 2009 and 2008 and for each of the three years in the period ended June 30, 2009 (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of new accounting pronouncements and allocations of certain corporate costs from The Procter & Gamble Company), appearing in the Current Report on Form 8-K of Warner Chilcott plc dated November 13, 2009, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Cincinnati, Ohio

November 13, 2009